SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant  is  also thereby furnishing  the  information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FEMSA Delivers Solid Growth in Second Quarter 2006

          MONTERREY, Mexico, July 28 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (NYSE: FMX) (“FEMSA”) today announced its operational and financial results for the second quarter and first half of 2006.

          Second Quarter 2006 Highlights

          FEMSA

--	Consolidated total revenues increased 13%, reaching Ps. 31.869 billion.

--	Income from operations increased 9%, reaching Ps. 4.846 billion. All operating units contributed to this growth.

--	Net majority income increased 22%, reaching Ps. 1.820 billion.

          Business Units

--	FEMSA Cerveza (excluding Kaiser) revenues increased 10% and income from operations increased 19%. Domestic sales volume grew 7.6% and domestic price per hectoliter increased 4.8%.

--	Coca-Cola FEMSA total revenues increased 4%, driven largely by Brazil and Central America. Strong volume growth in Mexico was offset by pricing pressure in the Valley of Mexico.

--	Oxxo increased its revenues by 23%, driven by 152 net new stores and 10% growth in same-store sales. There are now 4,366 Oxxo stores throughout Mexico.

          “A robust consumer environment continued through the second quarter in our main markets, particularly Mexico, and we capitalized on it as our beer operations delivered compelling volume growth with strong pricing. We continued to open Oxxo stores at a rapid pace, surpassing 700 net new stores opened in the past twelve months, and Coca-Cola FEMSA delivered solid growth in the face of tough year-on-year comparisons. Specific events such as the FIFA World Cup and the run-up to Mexican elections helped spur demand for all our businesses. The FEMSA team continues to execute on our strategy, and we are well on our way to achieving another banner year for our company,” commented Jose Antonio Fernandez, Chairman and CEO of FEMSA.

To obtain the full text of this earnings release, please visit our
Investor Relations website at http://www.femsa.com/investor
under the Financial Reports section.

          This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

          FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico, with over 4,000 stores.

SOURCE  Fomento Economico Mexicano, S.A. de C.V.
          -0-                                                    07/28/2006
          /CONTACT:  Investors, Alan Alanis, +011-52-818-328-6211, or alan.alanis@femsa.com.mx, or Emily Klingbeil, +011-52-818-328-6189, or emily.klingbeil@femsa.com.mx; Media, Jaime Toussaint, +011-52-818-328-6202, or jtouelo@femsa.com.mx, or Carolina Alvear, +011-52-818-328-6046, or calvsev@femsa.com.mx, all of FEMSA/
          /Web site:  http://www.femsa.com /

Latin America´s Beverage Leader

FEMSA Delivers Solid Growth
in Second Quarter 2006

Monterrey, Mexico, July 28, 2006 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the second quarter and first half of 2006.

Second Quarter 2006 Highlights

FEMSA

•	Consolidated total revenues increased 13%, reaching Ps. 31.869 billion.

•	Income from operations increased 9%, reaching Ps. 4.846 billion. All operating units contributed to this growth.

•	Net majority income increased 22%, reaching Ps. 1.820 billion.

Business Units

•	FEMSA Cerveza (excluding Kaiser) revenues increased 10% and income from operations increased 19%. Domestic sales volume grew 7.6% and domestic price per hectoliter increased 4.8%.

•	Coca-Cola FEMSA total revenues increased 4% driven largely by Brazil and Central America. Strong volume growth in Mexico was offset by pricing pressure in the Valley of Mexico.

•	Oxxo increased its revenues by 23% driven by 152 net new stores and 10% growth in same-store sales. There are now 4,366 Oxxo stores throughout Mexico.

“A robust consumer environment continued through the second quarter in our main markets, particularly Mexico, and we capitalized on it as our beer operations delivered compelling volume growth with strong pricing.  We continued to open Oxxo stores at a rapid pace, surpassing 700 net new stores opened in the past twelve months, and Coca-Cola FEMSA delivered solid growth in the face of tough year-on-year comparisons.  Specific events such as the FIFA World Cup and the run-up to Mexican elections helped spur demand for all our businesses.  The FEMSA team continues to execute on our strategy, and we are well on our way to achieving another banner year for our company,” commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 13.2% to Ps. 31.869 billion in 2Q06.  This increase was driven by revenue growth in every one of our business units, with 23.0% total revenue growth at the Oxxo retail chain, 10.2% at FEMSA Cerveza, and 3.9% at Coca-Cola FEMSA.

For the first half of 2006, consolidated total revenues increased 14.1% to Ps. 59.543 billion.

Gross profit increased 11.8% to Ps. 14.960 billion in 2Q06, resulting in a 60 basis point decrease in gross margin, reaching 46.9% of total revenues.  The gross margin improvement of 180 basis points at FEMSA Cerveza was not enough to compensate for the gross margin contraction of 120 basis points at Coca-Cola FEMSA, the inclusion of lower margin Kaiser operations, and the greater contribution of lower margin Oxxo retail operations in FEMSA’s consolidated results.

For the first half of 2006, gross profit increased 13.5% to Ps. 27.614 billion.  The gross margin decreased 20 basis points from the same period of 2005 to 46.4% of total revenues primarily due to the greater contribution of the Oxxo retail operations in FEMSA’s consolidated results and the inclusion of lower margin Kaiser operations.

Income from operations increased 9.1% to Ps. 4.846 billion in 2Q06, resulting in a 60 basis point contraction in the operating margin, reaching 15.2% in the quarter.  The decrease in operating margin was primarily attributable to the increased contribution of the Oxxo retail chain, the inclusion of Kaiser in our consolidated results, and a 60 basis point decrease in Coca-Cola FEMSA’s operating margin.  Partially offsetting this decrease was a 170 basis point margin improvement at FEMSA Cerveza.

For the first half of 2006, income from operations increased 11.1% to Ps. 8.129 billion.  The consolidated operating margin decreased 30 basis points from 2005 levels, reaching 13.7% of total revenues.

Net income decreased 1.4% to Ps. 2.219 billion in 2Q06.  In spite of strong growth in income from operations, a decrease in net interest expense and a reduction in the effective tax rate, these factors did not fully offset a lower monetary gain due to the inflationary impact on our reduced net liabilities, and a foreign exchange loss due to the sequential devaluation of the Mexican peso as applied to our US dollar debt.  The effective tax rate for the quarter was 33.0%.

For the first half of 2006, net income increased 13.6% to Ps. 3.878 billion due to strong growth in income from operations combined with a decrease in net interest expense and a reduction in the effective tax rate.

Net majority income per FEMSA Unit1 was Ps. 1.526 in 2Q06.  Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.3973 per dollar, was US$ 1.339 in the quarter.

Capital expenditures increased 34.3% to Ps. 2.040 billion in 2Q06, reflecting increased investment in all three main business units in line with our budget.

Consolidated net debt.  As of June 30, 2006, FEMSA recorded a cash balance of Ps. 8.680 billion (US$ 762 million), short-term debt of Ps. 9.004 billion (US$ 790 million) and long-term debt of Ps. 27.843 billion (US$ 2.443 billion), for a net debt balance of Ps. 28.167 billion (US$2.471 billion).

[1]

FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of June 30, 2006 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2006

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza

Domestic sales volume in Mexico increased 7.6% to 7.022 million hectoliters in 2Q06, reflecting a strong consumer environment and successful marketing and commercial strategies put in place for our Tecate Light, Sol, and Indio brands, as well as favorable seasonality due to the timing of the Easter holiday and a positive effect from the FIFA World Cup.

For the first half of 2006, domestic sales volume increased 5.8% to 12.536 million hectoliters.

Export sales volume decreased 0.5% to 0.761 million hectoliters in 2Q06, as inventory built up in the U.S. market from the first quarter worked its way through the channel in 2Q.  Year to date export sales volume increased 15.4% to 1.406 million hectoliters, well on track to achieve our export sales volume objectives for 2006.  Together with Heineken USA, we continue to increase coverage and marketing for our brands in the U.S.

Total revenues increased 10.2% to Ps. 8.384 billion in 2Q06, primarily resulting from a 10.7% increase in beer sales.  Both total sales volume and domestic price per hectoliter positively contributed to beer sales growth, increasing 6.7% and 4.8%, respectively.  The full impact of the January domestic price increase combined with a stable pricing environment and an increase in our direct distribution are reflected in the increased domestic unit price.  Conversely, the export price per hectoliter decreased 4.2% in 2Q06 largely due to the strengthening of the peso in real terms, as well as a geographic and mix effect due to a lower comparison base in our West Coast volumes.

For the first half of 2006, total revenues increased 10.3% to Ps. 14.858 billion driven by a 10.3% increase in beer sales.  Export beer sales volume represented 10.1% of total beer sales volume, up from 9.3% in the comparable period of last year.

Cost of sales increased 5.5% to Ps. 3.205 billion in 2Q06.  This increase was below the increase in total revenues as a result of improved fixed cost absorption and productivity improvements, which more than compensated for the continued price increases of certain important raw materials such as aluminum and energy.  Gross profit increased 13.4% to Ps. 5.179 billion in 2Q06, achieving 180 basis points of gross margin expansion and reaching a gross margin of 61.8%.

For the first half of 2006, cost of sales increased 5.7% to Ps. 5.811 billion.  Gross margin grew by 170 basis points, reaching 60.9% of total revenues.

Income from operations increased 18.8% to Ps. 1.963 billion in 2Q06.  This increase was driven by solid revenue growth and a lower cost of sales combined with stable operating expenses as a percentage of total revenues.  Operating expenses increased 10.3% to Ps. 3.216 billion reaching 38.4% of total revenues in 2Q06.  The main reasons for this increase were the stepped up marketing for our brands, enhancements to our operating structure, and costs related to our continuing efforts to transfer third-party domestic volume to our direct distribution platform.  We achieved 170 basis points of operating margin expansion during the quarter, reaching 23.4% of total revenues.

For the first half of 2006, income from operations increased 18.6% to Ps. 2.935 billion, reaching 19.8% of total revenues.

July 28, 2006

Kaiser

On January 13, 2006, we acquired a controlling stake in Cervejarias Kaiser in Brazil.  The information in this press release is for the second quarter and first half of 2006 of Kaiser under FEMSA Cerveza.

In 2Q06, Kaiser total revenues reached Ps. 944 million on sales volume of 1.854 million hectoliters.  As we approached winter in Brazil, 2Q beer volumes were lower sequentially and therefore fixed cost absorption was lower during the period.  Cost of sales reached Ps. 590 million, resulting in a gross margin of 37.5% of total revenues.  Operating expenses represented 40.5% of total revenues at Ps. 382 million, with administrative expenses of Ps. 108 million and selling expenses of Ps. 274 million.  The quarter showed an operating loss of Ps. 28 million in 2Q06.

As stated previously, we are focused on executing commercial strategies aimed at stabilizing the business, while we continue the process of analyzing and shaping what is to be the optimal brand and presentation portfolio going forward.  Our turnaround plan is on track for 2006.

Oxxo Stores – FEMSA Comercio

Total revenues increased 23.0% to Ps. 8.933 billion in 2Q06.  The primary reason for the increase was the opening of 152 net new Oxxo stores in the quarter, and a total of 706 net new Oxxo stores since 2Q05 for a total of 4,366 Oxxos nationwide.  For the first half of 2006, total revenues increased 20.9% to Ps. 16.441 billion.

Same-store sales increased an average of 9.8% in 2Q06, driven by increases of 6.3% in store traffic and 3.3% in average ticket.  These increases reflect stronger promotional activity and category management practices that are enabling Oxxo to drive more customers into the store, while realizing a slightly higher ticket per transaction.

For the first half of 2006, Oxxo same store sales increased an average of 8.6%, driven by increases of 6.4% in store traffic and 2.2% in average ticket.

Cost of sales increased 22.5% to Ps. 6.577 billion in 2Q06, resulting in a 30 basis point improvement in gross margin, reaching 26.4% of total revenues.  This improvement resulted from better purchasing terms and coordinated efforts with our suppliers to provide the right promotions and the right products for consumers.

Income from operations increased 25.1% to Ps. 384 million.  We continue to invest in Oxxo’s infrastructure in order to build a robust system that accommodates and leverages our rapid store growth.  We are developing much stronger supply management and information technology capabilities, cognizant that these efforts put pressure on our margins in the short term.  Even so, operating margin expanded by 10 basis points to 4.3% of total revenues in 2Q06 as the improved gross margin was partially offset by an increase in operating expenses.  In addition to our investments in infrastructure, the growth in operating expenses during the quarter was driven by higher corporate management fees and higher energy tariffs in unseasonably warm weather, particularly in Northern Mexico.

For the first half of 2006, income from operations increased 17.2% to Ps. 566 million, resulting in an operating margin of 3.4%, a 20 basis point contraction from the prior year.  This decline was driven by higher expenses related to the development of direct distribution capabilities and costs related to Oxxo’s robust store growth.  Examples of these are increases in performance-based compensation as well as new personnel as we opened three new regional offices.

July 28, 2006

CONFERENCE CALL INFORMATION:
Our Second Quarter and First Half 2006 Conference Call will be held on: Monday July 31, 2006, 10:00 A.M. Eastern Time (9:00 AM Mexico City Time).  To participate in the conference call, please dial: Domestic U.S.: 1-800-811-8824, International: 913-981-4903.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor

If you are unable to participate live, an instant replay of the conference call will be available through August 6, 2006. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 9643656.

Set forth in this press release is certain unaudited financial information for FEMSA for the second quarter and first half of 2006 compared to the second quarter and first half of 2005.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of June 30, 2006.  As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into U.S. dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release.  The exchange rate used for this purpose is 11.3973 Mexican pesos per U.S. dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

July 28, 2006

FEMSA

Consolidated Income Statement
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	31,746	99.6	28,016	99.5	13.3	59,321	99.6	51,893	99.4	14.3
Other operating revenues	123	0.4	137	0.5	(10.2)	222	0.4	287	0.6	(22.6)

Total revenues	31,869	100.0	28,153	100.0	13.2	59,543	100.0	52,180	100.0	14.1
Cost of sales	16,909	53.1	14,769	52.5	14.5	31,929	53.6	27,847	53.4	14.7

Gross profit	14,960	46.9	13,384	47.5	11.8	27,614	46.4	24,333	46.6	13.5

Administrative expenses	2,091	6.6	1,782	6.3	17.3	4,080	6.9	3,495	6.7	16.7
Selling expenses	8,023	25.1	7,159	25.4	12.1	15,405	25.8	13,521	25.9	13.9

Operating expenses	10,114	31.7	8,941	31.7	13.1	19,485	32.7	17,016	32.6	14.5

Income from operations	4,846	15.2	4,443	15.8	9.1	8,129	13.7	7,317	14.0	11.1

Interest expense	(1,021)		(1,091)		(6.4)	(1,998)		(2,158)		(7.4)
Interest income	184		172		7.0	345		295		16.9

Interest expense, net	(837)		(919)		(8.9)	(1,653)		(1,863)		(11.3)
Foreign exchange (loss) gain	(294)		169		N.S.	(436)		139		N.S.
Gain (loss) on monetary position	(18)		(24)		(25.0)	214		296		(27.7)
Unhedged derivative instrument (loss) gain	(28)		23		N.S.	(59)		22		N.S.

Integral result of financing	(1,177)		(751)		56.7	(1,934)		(1,406)		37.6
Other (expenses) income	(349)		(130)		N.S.	(343)		(260)		31.9

Income before taxes	3,320		3,562		(6.8)	5,852		5,651		3.6
Taxes	(1,101)		(1,312)		(16.1)	(1,974)		(2,237)		(11.8)

Net income	2,219		2,250		(1.4)	3,878		3,414		13.6

Net majority income	1,820		1,497		21.6	2,953		2,257		30.8
Net minority income	399		753		(47.0)	925		1,157		(20.1)

EBITDA & CAPEX

Income from operations	4,846	15.2	4,443	15.8	9.1	8,129	13.7	7,317	14.0	11.1
Depreciation	1,018	3.2	855	3	19.1	1,976	3.3	1,740	3.3	13.6
Amortization & other	952	3	971	3.5	(2.0)	1,841	3.1	1,746	3.4	5.4

EBITDA	6,816	21.4	6,269	22.3	8.7	11,946	20.1	10,803	20.7	10.6
CAPEX	2,040		1,519		34.3	3,307		2,585		27.9

FINANCIAL RATIOS	2006		2005		Var. p.p.

Liquidity(1)	0.93		1.28		(0.35)
Interest coverage(2)	7.23		5.80		1.43
Leverage(3)	0.96		1.04		(0.08)
Capitalization(4)	34.44%		39.80%		(5.36)

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders’ equity.
(4)	Total debt / long-term debt + stockholders´ equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

July 28, 2006

FEMSA

Consolidated Balance Sheet
As of June 30:
(Expressed in Millions of Pesos as of June 30, 2006)

	2006	2005	% Increase

ASSETS

Cash and cash equivalents	8,680	10,758	(19.3)
Accounts receivable	5,817	5,760	1.0
Inventories	7,131	5,890	21.1
Prepaid expenses and other	2,608	1,265	106.2

Total current assets	24,236	23,673	2.4
Property, plant and equipment, net	50,376	48,107	4.7
Intangible assets (1)	52,906	48,782	8.5
Deferred assets	6,949	6,199	12.1
Other assets	2,832	3,306	(14.3)

TOTAL ASSETS	137,299	130,067	5.6

LIABILITIES & STOCKHOLDERS´ EQUITY

Bank loans	2,839	679	318.1
Current maturities long-term debt	6,165	3,408	80.9
Interest payable	374	359	4.2
Operating liabilities	16,747	14,069	19.0

Total current liabilities	26,125	18,515	41.1
Long-term debt	27,843	38,166	(27.0)
Deferred income taxes	3,657	3,953	(7.5)
Labor liabilities	2,597	2,140	21.4
Other liabilities	6,947	3,388	105.0

Total liabilities	67,169	66,162	1.5
Total stockholders’ equity	70,130	63,905	9.7

LIABILITIES AND STOCKHOLDERS’ EQUITY	137,299	130,067	5.6

(1)	Includes mainly the intangible assets generated by acquisitions.

	June 30, 2006

DEBT MIX	Ps.	% Integration	Average Rate

Denominated in:
Mexican pesos	25,421	69.0%	9.6%
Dollars	9,803	26.7%	6.9%
Brazilian Reals	521	1.4%	10.3%
Venezuelan bolivars	381	1.0%	11.2%
Colombian pesos	378	1.0%	14.6%
Argentinan pesos	343	0.9%	8.3%

Total debt	36,847	100.0%	9.0%

Fixed rate (1)	33,212	90.1%
Variable rate (1)	3,635	9.9%

% of Total Debt	2006	2007	2008	2009	2010	2011	2012+

DEBT MATURITY PROFILE	12.6%	12.7%	14.4%	15.8%	13.3%	11.1%	20.1%

(1)	Includes the effect of interest rate swaps.

July 28, 2006

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	14,061	99.7	13,494	99.4	4.2	26,947	99.6	25,375	99.3	6.2
Other revenues	47	0.3	86	0.6	(45.3)	101	0.4	189	0.7	(46.6)

Total revenues	14,108	100.0	13,580	100.0	3.9	27,048	100.0	25,564	100.0	5.8
Cost of sales	7,301	51.8	6,867	50.6	6.3	14,049	51.9	13,091	51.2	7.3

Gross profit	6,807	48.2	6,713	49.4	1.4	12,999	48.1	12,473	48.8	4.2

Administrative expenses	775	5.5	718	5.3	7.8	1,529	5.7	1,425	5.6	7.3
Sales expenses	3,653	25.8	3,620	26.6	0.9	7,140	26.4	6,858	26.8	4.1

Operating expenses	4,428	31.3	4,338	31.9	2.1	8,669	32.1	8,283	32.4	4.7

Income from operations	2,379	16.9	2,375	17.5	0.2	4,330	16.0	4,190	16.4	3.3
Depreciation	355	2.5	337	2.5	5.3	710	2.6	663	2.6	7.1
Amortization & other	358	2.5	304	2.2	17.8	664	2.5	593	2.3	12.0

EBITDA	3,092	21.9	3,016	22.2	2.5	5,704	21.1	5,446	21.3	4.7
Capital expenditures	683		404		69.1	1,122		599		87.3

Sales volumes (Millions of unit cases)

Mexico	289.2	57.2	278.6	57.2	3.8	535.3	55.1	506.3	54.7	5.7
Central America	30.3	6.0	28.0	5.7	8.4	58.6	6.0	54.1	5.9	8.3
Colombia	45.3	9.0	44.5	9.1	1.8	87.3	9.0	86.6	9.4	0.8
Venezuela	44.2	8.7	45.3	9.3	(2.5)	85.2	8.8	85.7	9.3	(0.6)
Brazil	60.2	11.9	58.5	12.0	2.9	128.0	13.2	120.6	13.0	6.1
Argentina	36.7	7.3	32.1	6.6	14.3	77.7	8.0	71.5	7.7	8.7

Total Coca-Cola FEMSA	505.9	100.0	487.0	99.9	3.9	972.1	100.1	924.8	100.0	5.1

July 28, 2006
8

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the second quarter of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2006	% of rev.

Domestic beer sales	6,747	80.5	5,983	78.7	12.8			7,691	82.5
Export beer sales	778	9.3	816	10.7	(4.7)			778	8.3

Beer sales	7,525	89.8	6,799	89.4	10.7			8,469	90.8
Packaging sales	804	9.5	756	9.9	6.3			804	8.6

Net sales	8,329	99.3	7,555	99.3	10.2	944	100.0	9,273	99.4
Other revenues	55	0.7	51	0.7	7.8	—	—	55	0.6

Total revenues	8,384	100.0	7,606	100.0	10.2	944	100.0	9,328	100.0
Cost of sales	3,205	38.2	3,039	40.0	5.5	590	62.5	3,795	40.7

Gross profit	5,179	61.8	4,567	60.0	13.4	354	37.5	5,533	59.3

Administrative expenses	949	11.3	858	11.3	10.6	108	11.4	1,057	11.3
Sales expenses	2,267	27.1	2,057	27.0	10.2	274	29.1	2,541	27.3

Operating expenses	3,216	38.4	2,915	38.3	10.3	382	40.5	3,598	38.6

Income from operations	1,963	23.4	1,652	21.7	18.8	(28)	(3.0)	1,935	20.7

Depreciation	369	4.4	374	4.9	(1.3)	44	4.7	413	4.4
Amortization & other	570	6.8	583	7.7	(2.2)	12	1.3	582	6.3

EBITDA	2,902	34.6	2,609	34.3	11.2	28	3.0	2,930	31.4
Capital expenditures	920	0.0	711	0.0	29.4	11		931	0.0

Sales volumes (Thousand hectoliters)

Domestic	7,022.1	90.2	6,528.1	89.5	7.6	—	—	7,022.1	72.9
Exports	761.2	9.8	764.9	10.5	(0.5)	—	—	761.2	7.9
Brazil	—	—	—	—	—	1,854.0	100.0	1,854.0	19.2

Total	7,783.3	100.0	7,293.0	100.0	6.7	1,854.0	100.0	9,637.3	100.0

Price per hectoliter

Domestic	960.8		916.5		4.8	—
Exports	1,022.1		1,066.8		(4.2)	—
Brazil	—		—		—	509.2

Total	966.8		932.3		3.7	509.2

July 28, 2006
9

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the six months of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2006	% of rev.

Domestic beer sales	11,885	80.0	10,730	79.7	10.8			13,798	82.3
Export beer sales	1,399	9.4	1,311	9.7	6.7			1,399	8.3

Beer sales	13,284	89.4	12,041	89.4	10.3			15,197	90.6
Packaging sales	1,473	9.9	1,342	10.0	9.8			1,473	8.8

Net sales	14,757	99.3	13,383	99.4	10.3	1,913	100.0	16,670	99.4
Other revenues	101	0.7	85	0.6	18.8	—	—	101	0.6

Total revenues	14,858	100.0	13,468	100.0	10.3	1,913	100.0	16,771	100.0
Cost of sales	5,811	39.1	5,500	40.8	5.7	1,126	58.9	6,937	41.4

Gross profit	9,047	60.9	7,968	59.2	13.5	787	41.1	9,834	58.6

Administrative expenses	1,836	12.4	1,665	12.4	10.3	209	10.9	2,045	12.2
Sales expenses	4,276	28.7	3,829	28.4	11.7	509	26.6	4,785	28.5

Operating expenses	6,112	41.1	5,494	40.8	11.2	718	37.5	6,830	40.7

Income from operations	2,935	19.8	2,474	18.4	18.6	69	3.6	3,004	17.9

Depreciation	723	4.9	748	5.6	(3.3)	72	3.8	795	4.7
Amortization & other	1,137	7.6	1,093	8.0	4.0	21	1.1	1,158	7.0

EBITDA	4,795	32.3	4,315	32.0	11.1	162	8.5	4,957	29.6
Capital expenditures	1,494		1,365		9.5	17		1,511

Sales volumes (Thousand hectoliters)

Domestic	12,536.4	89.9	11,853.0	90.7	5.8	—	—	12,536.4	70.3
Exports	1,406.0	10.1	1,218.3	9.3	15.4	—	—	1,406.0	7.9
Brazil	—	—	—	—	—	3,898.0	100.0	3,898.0	21.8

Total	13,942.4	100.0	13,071.3	100.0	6.7	3,898.0	100.0	17,840.4	100.0

Price per hectoliter

Domestic	948.0		905.3		4.7	—
Exports	995.0		1,076.1		(7.5)	—
Brazil	—		—		—	490.8

Total	952.8		921.2		3.4	490.8

July 28, 2006
10

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2006	% of rev.	2005	% of rev.	% Increase	2006	% of rev.	2005	% of rev.	% Increase

Net sales	8,933	100.0	7,264	100.0	23.0	16,441	100.0	13,595	100.0	20.9
Other revenues	—	—	—	—	—	—	—	—	—	—

Total revenues	8,933	100.0	7,264	100.0	23.0	16,441	100.0	13,595	100.0	20.9
Cost of sales	6,577	73.6	5,371	73.9	22.5	12,140	73.8	10,086	74.2	20.4

Gross profit	2,356	26.4	1,893	26.1	24.5	4,301	26.2	3,509	25.8	22.6

Administrative expenses	181	2.0	149	2.1	21.5	338	2.1	282	2.1	19.9
Sales expenses	1,791	20.1	1,437	19.8	24.6	3,397	20.7	2,744	20.1	23.8

Operating expenses	1,972	22.1	1,586	21.9	24.3	3,735	22.8	3,026	22.2	23.4

Income from operations	384	4.3	307	4.2	25.1	566	3.4	483	3.6	17.2

Depreciation	99	1.1	79	1.1	25.3	193	1.2	158	1.2	22.2
Amortization & other	86	1.0	71	1.0	21.1	172	1.1	136	0.9	26.5

EBITDA	569	6.4	457	6.3	24.5	931	5.7	777	5.7	19.8
Capital expenditures	383		288		33.0	620		460		34.8

Information of Convenience Stores

Total stores						4,366		3,660		19.3
Net new convenience stores:	152		97		56.7
vs. June prior year						706		574		23.0
vs. December prior year						225		194		16.0
Same store data: (1)
Sales (thousands of pesos)	660.0		601.2		9.8	614.1		565.2		8.6
Traffic	23.6		22.2		6.3	22.0		20.7		6.4
Ticket	28.0		27.1		3.3	27.9		27.3		2.2

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

July 28, 2006
11

FEMSA
Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	June 05 - June 06	December 05 - June 06	Per USD	Per Mx. Peso

Mexico	3.18%	0.65%	11.3973	1.0000
Colombia	3.94%	3.02%	2,633.1200	0.0043
Venezuela	11.79%	5.53%	2,150.0000	0.0053
Brazil	3.19%	2.40%	2.1643	5.2660
Argentina	11.02%	4.36%	3.0860	3.6932

July 28, 2006
12

2006 SECOND-QUARTER AND SIX-MONTHS RESULTS

	Second Quarter			YTD

	2006	2005	r %	2006	2005	r %

Total Revenues	14,108	13,580	3.9%	27,048	25,564	5.8%

Gross Profit	6,807	6,713	1.4%	12,999	12,473	4.2%

Operating Income	2,379	2,375	0.2%	4,330	4,190	3.3%

Majority Net Income	681	1,319	-48.4%	1,602	2,036	-21.3%

EBITDA(1)	3,092	3,016	2.5%	5,704	5,446	4.7%

Net Debt (2) (3)	17,493	18,078

EBITDA (1) / Interest Expense	6.05	5.11		6.44	5.39

Earnings per Share	0.37	0.71		0.87	1.10

Average Shares Outstanding	1,846.5	1,846.5		1,846.5	1,846.5

Expressed in million of Mexican pesos with purchasing power as of June 30, 2006, except for per share amount.
(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
(2) Figures for 2005 are as of December 31, 2005
(3) Net Debt = Total Debt - Cash

•

Total revenues increased 3.9% to Ps. 14,108 million in the second quarter of 2006, driven by growth in all of our operations and increased 5.8% for the first six months of the year to Ps. 27,048 million.

•

Consolidated operating income grew 0.2% to Ps. 2,379 million for the second quarter of 2006 and 3.3% for the first six months of the year to Ps. 4,330 million. Our operating margin was 16.9% for the second quarter of 2006 and 16.0% for the first half.

•

Consolidated majority net income decreased 48.4% to Ps. 681 million, resulting in earnings per share of Ps. 0.37 for the second quarter of 2006, and decreased 21.3% to Ps. 1,602 million for the first six months of the year, resulting in earnings per share of Ps. 0.87, mainly due to the foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our liability position denominated in foreign currency.

Mexico City (July 26, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter 2006 and the first six months of the year.

“Our markets’ robust domestic consumption combined with our superior execution and understanding of local retail dynamics, supported our results for the quarter. The strong top-line momentum of all of our operations offset higher raw-materials costs in the majority of our territories and the year-over-year depreciation of the peso in Mexico,” said Carlos Salazar, Chief Executive Officer of the Company.

July 28, 2006

CONSOLIDATED RESULTS

Our consolidated revenues increased 3.9% to Ps. 14,108 million in the second quarter of 2006 as a result of increases in all of our territories. Over 70% of our revenues growth came from Brazil2 and Central America. Consolidated average price per unit case was 1.2% lower in the second quarter of 2006 than in the same period of the previous year, at Ps. 27.38 (US$ 2.43), driven by a decrease in average price per unit case in Mexico and Argentina.

Total sales volume increased 3.9% to 505.9 million unit cases in the second quarter of 2006 as compared to the same period of 2005. Sales volume growth in Mexico and Argentina accounted for over 80% of our incremental volume. Carbonated soft drinks sales volume grew 5.1% to 425.4 million unit cases, driven by incremental volumes across all of our territories except for Venezuela.

Our gross profit rose 1.4% to Ps. 6,807 million in the second quarter of 2006, compared to the second quarter of 2005; increased gross profit in the majority of our operations, offset a decline in Venezuela. Gross margin decreased 120 basis points to 48.2% in the second quarter of 2006 from 49.4% in the same period of 2005, due to a 2.3% increase in our average cost per unit case.

Our consolidated operating income grew 0.2% to Ps. 2,379 million in the second quarter of 2006, increases in operating income in Mexico, Central America, Colombia and Brazil, more than compensated decreases in Venezuela, and Argentina. Our operating margin was 16.9% in the second quarter of 2006, a decline of 60 basis points as compared to the same period of 2005.

During the second quarter of 2006, our integral cost of financing increased to Ps. 894 million from Ps. 295 million in the same period of 2005, driven by foreign exchange losses resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain recorded during the same period in 2005, which more than offset a reduction in our interest expenses.

During the second quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 43.2% as compared to 32.3% in the same quarter of 2005. The effective tax rate was impacted by foreign exchange losses recorded during the quarter, which were not fully deductible for tax purposes in Mexico.

Our consolidated majority net income was Ps. 681 million in the second quarter of 2006, a decrease of 48.4% compared to the second quarter of 2005 mainly driven by foreign exchange loss mentioned above. Earnings per share (“EPS”) were Ps. 0.37 (US$ 0.33 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

[2] Revenue growth in Brazil was mainly driven by the inclusion of beer in our income statement.

July 28, 2006
14

BALANCE SHEET

As of June 30, 2006, Coca-Cola FEMSA had a cash balance of Ps. 3,431 million (US$ 304 million), an increase of Ps. 1,230 million (US$ 109 million) compared to December 31, 2005, resulting from cash generated from our operations. This increase includes a dividend payment made during the quarter in the amount of Ps. 693 million (US$ 61 million).

Total short-term debt was Ps. 6,874 million (US$ 609 million) and long-term debt was Ps. 14,050 million (US$ 1,245 million), total gross debt increased by Ps. 645 million (US$ 57 million) compared to year end of 2005, mainly as a result of the depreciation of the Mexican peso against the U.S. dollar as applied to our U.S. dollar denominated debt. Net debt decreased approximately Ps. 585 million (US$ 52 million) compared to year end of 2005.

The weighted average cost of debt for the quarter was 8.36%. The following chart sets forth the Company’s debt profile by currency and interest rate type as of June 30, 2006:

Currency	% Total Debt(2)	% Interest Rate Floating(2)

U.S. dollars	47.6%	23.0%
Mexican pesos	46.2%	0.0%
Colombian pesos	1.6%	100.0%
Other (1)	4.6%	0.0%

(1)	Includes the equivalent of US$50.4 million denominated in Argentine pesos, and US$33.4 million denominated in Venezuelan bolivares.
(2)	After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of June 30, 2006

	Jan - Jun 2006

	Ps.	USD

Net income	1,692	150
Non cash charges to net income	1,397	124

	3,089	274

Change in working capital	(33)	(3)

NRGOA(1)	3,056	271

Total investments	(1,102)	(98)
Dividends paid	(693)	(61)
Debt	645	57
Deferred taxes and others	(676)	(60)

Increase in cash and cash equivalents	1,230	109

Cash and cash equivalents at begining of period	2,201	195
Cash and cash equivalents at end of period	3,431	304

(1)	Net Resources Generated by Operating Activities

July 28, 2006
15

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 0.6% to Ps. 7,883 million in the second quarter of 2006, as compared to the same period of the previous year. Sales volume growth compensated lower average price per unit case. During the quarter the majority of our incremental volumes came from our multi-serve presentations, which carry lower prices per unit case, resulting in an average price per unit case decline of 3.0% to Ps. 27.22 (US$ 2.41).  Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 31.63 (US$ 2.80), a decrease of 3.8% in the second quarter of 2006, as compared to the same period of 2005.

Total sales volume increased 3.8% to 289.2 million unit cases in the second quarter of 2006, as compared to the second quarter of 2005, mainly resulting from a 5.6% sales volume growth in carbonated soft drinks, which more than offset sales volume decline in our water sales volumes. Incremental volumes from Coca-Cola brand accounted for more than 75% of our carbonated soft drink growth during the quarter and Fanta and Mundet Multiflavors accounted for the balance. Excluding non-flavored bottled water, the non-carbonated beverage segment grew 32.6% in the second quarter of 2006 as a result of additional sales volume from Ciel Aquarius, our no-calorie flavored water brand, and to a lesser extent from the juice based products under the Minute Maid brand.

Operating Income

Our gross profit increased 0.6% to Ps. 4,195 million in the second quarter of 2006 as compared to the same period of 2005. Average cost per unit case reduction compensated lower average prices per unit case, as a result our gross margin remained flat at 53.2% during the second quarter of 2006. Our average cost per unit case decreased 3.1% mainly driven by a lower average sweetener cost and resin prices in U.S. dollars, year over year, which more than offset the depreciation of the Mexican peso as applied to our U.S. dollar-denominated costs.

Operating income increased 2.3% to Ps. 1,786 million in the second quarter of 2006, as compared to the same period of 2005, driven by a 0.6% reduction in our operating expenses combined with operating leverage due to higher revenues. Our operating income margin increased by 40 basis points to 22.7% in the second quarter of 2006, as compared to 22.3% in the same period of 2005.

July 28, 2006
16

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,077 million in the second quarter of 2006, an increase of 14.6% as compared to the same period of the previous year. Volume growth accounted for almost 60% of incremental revenues and higher average price per unit case for the balance. Average price per unit case increased 5.0% to Ps. 35.21 (US$ 3.13), mainly as a result of price increases implemented during the quarter throughout the region.

Total sales volume in our Central American territories grew 8.2% to 30.3 million unit cases in the second quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in all the countries that comprise our Central American region. Volume growth from carbonated soft drinks, mainly coming from Nicaragua and Costa Rica, accounted for over 50% of our incremental volume and the non-carbonated segment, including bottled water, represented the balance. Non-carbonated beverages more than doubled its size during the quarter, from a very small base, mainly driven by Hi-C, a juice-based product.

Operating Income

Gross profit rose 8.5% in the second quarter of 2006, as compared to the same period of 2005, to Ps. 500 million as a result of operating leverage due to higher revenues. However, as a percentage of total revenues gross margin decreased 260 basis points as a result of higher costs per unit case driven by higher packaging costs coming from a packaging mix shift towards non-returnable presentations.

Our operating income increased 25.0% to Ps. 155 million in the second quarter of 2006, resulting in a margin expansion of 120 basis points to 14.4% as compared to the same period of 2005. Our operating expenses as percentage of total revenues, decreased from 35.9% in the second quarter of 2005 to 32.0% in the same period of 2006 driven by higher fixed-cost absorption due to an increase in revenues.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 2.9% to Ps. 1,124 million in the second quarter of 2006, as compared to the second quarter of 2005. Higher volumes drove over 65% of this growth, and higher average prices the balance. Our average price per unit case grew 0.9% to Ps. 24.77 (US$ 2.20), as a result of price increases implemented in the quarter and a packaging mix shift to non-returnable presentations, which have higher prices per unit case.

Total sales volume in the second quarter of 2006 grew 1.8%, as compared to the same period of 2005, to 45.3 million unit cases. This growth includes a 2.0% carbonated soft drinks increase, which more than compensated a bottled water decline. Volume growth of the Coca-Cola brand more than compensated a decline in the flavor carbonated beverages.

Operating Income

Gross profit increased 1.9% to Ps. 490 million in the second quarter of 2006, as compared to the same period of the previous year, resulting in a gross margin of 43.6%. The gross margin decline of 40 basis points as compared to the second quarter of 2005 was driven by higher packaging costs resulting from a packaging mix shift to non-returnable presentations, and sugar price increases, which more than compensated lower resin prices.

Operating income increased 12.1% to Ps. 111 million in the second quarter of 2006, as compared to the same period of 2005, resulting in a margin improvement of 80 basis points. Operating expenses remained almost flat in absolute terms and declined by 130 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues.

July 28, 2006
17

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 4.4% to Ps. 1,513 million in the second quarter of 2006, as compared to the same period of 2005, resulting from higher average price per unit case, which more than offset sales volume decline in the quarter.  Our average price grew 6.8% to Ps. 34.14 (US$ 3.02) as a result of price increases implemented during the last twelve months.

Total sales volume decreased 2.4% to 44.2 million unit cases during the second quarter of 2006, as compared to the same quarter of 2005, flavored carbonated soft drinks incremental volumes were more than offset by sales volume decline of the Coca-Cola brand and the non-carbonated beverages, including bottled water.

Operating Income

Gross profit decreased 2.4% to Ps. 581 million in the second quarter of 2006, as compared to the same period of the previous year, resulting in a margin decline of 270 basis points to 38.4%. This decline was a result of i) higher sugar prices, ii) salary increases and iii) higher packaging costs due to a shift in packaging mix to non-returnable presentations.

Operating expenses increased 5.5% to Ps. 559 million in the second quarter of 2006, as percentage of total revenues slightly increased from 36.6% in the same period of 2005 to 36.9%. The increase reflected inflation pressures primarily in higher freight costs and salary increases implemented during the last twelve months. Our operating income was Ps. 22 million, a reduction of 300 basis points as percentage of total revenues to 1.5% as compared to the same period of 2005 mainly driven by the gross margin reduction.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 9.0% to Ps. 715 million in the second quarter of 2006, as compared to the same period of the previous year; a strong 14.3% sales volume growth more than compensated lower average prices per unit case. Average price per unit case declined 3.5% to Ps. 19.16 (US$ 1.70) in the second quarter of 2006.

In the second quarter of 2006, total sales volume increased 14.3% to 36.7 million unit cases, as compared to the same period of 2005. This included a 14.7% growth in carbonated soft drinks volumes, with the Coca-Cola brand accounting for over 60% of the incremental volumes and the value protection brands for the majority of the balance. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, increased 38.3% driven by incremental volumes of Cepita, the juice based brand.

Operating Income

Gross profit increased 13.5% to Ps. 285 million in the second quarter of 2006, as compared to the second quarter of 2005. Our gross margin increased 160 basis points to 39.9%, as compared to the second quarter of 2005, due to lower raw material prices that more than compensated higher labor costs.

Operating expenses increased 20.5% in the second quarter of 2006 mainly due to higher freight costs and salaries. Higher revenues and lower costs per unit case were more than offset by incremental expenses, resulting in an operating income decrease of 1.3% to Ps. 79 million in the second quarter of 2006 as compare to the same period of 2005 and a decline of 120 basis points in our operating margin to 11.0%.

July 28, 2006
18

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 14.4% to Ps. 1,788 million in the second quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 1.1% to Ps. 1,581 million in the second quarter of 2006, as compared to the same period of 2005, volume growth more than offset a decline in average price per unit case. Excluding beer, average price per unit case decreased 1.7% to Ps. 26.26 (US$ 2.33) during the second quarter of 2006, driven by strong growth of our returnable presentations, which carry lower average price per unit case. Total revenues from beer were Ps. 207 million.

Sales volume, excluding beer, increased 2.9% to 60.2 million unit cases in the second quarter of 2006. Sales volume growth from the Coca-Cola brand more than compensated volume decline in the flavored carbonated soft drinks resulting in a 3.1% of carbonated sales volume growth. Non-carbonated beverages, excluding non-flavored bottled water, increased 13.1%, driven by the introduction of a juice based product under the Minute Maid Mais brand.

Operating Income

In the second quarter of 2006, our gross profit remained relatively stable at Ps. 756 million, as compared to the same period of the previous year, in spite of the increasing pressures on sugar prices that were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 42.1% in the second quarter of 2006.

Our operating expenses in absolute terms remained relatively stable in the second quarter of 2006 as compared to the same period of 2005. Operating income was Ps. 226 million in the second quarter of 2006, an increase of 2.7% as compared to the same quarter of 2005.

July 28, 2006
19

SUMMARY OF SIX-MONTH RESULTS

Our consolidated revenues increased 5.8% to Ps. 27,048 million in the first half of 2006, as compared to the first half of 2005, as a result of growth in all of our territories; Mexico and Brazil represented over 65% of this growth. Consolidated average price per unit case decreased 0.5% to Ps. 27.31 (US$ 2.42) in the first half of 2006. Average price increases in Colombia, Venezuela, Brazil and Central America partially offset lower average price per unit case in Mexico and Argentina.

Total sales volume increased 5.1% to 972.1 million unit cases in the first half of 2006, as compared to the same period of the previous year. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 75% of our incremental volumes. Carbonated soft-drink sales volume grew 5.3% to 819.3 million cases, driven by incremental volume across all of our territories except for Venezuela.

Our gross profit increased 4.2% to Ps. 12,999 million in the first half of 2006, as compared to the first half of the previous year, driven by gross profit growth across all of our territories except Venezuela. Gross margin decreased slightly to 48.1% during the first half of 2006 from 48.8% in the first half of 2005, due to higher cost per unit case in all of our territories except Mexico and Argentina.

Our consolidated operating income increased 3.3% to Ps. 4,330 million in the first half of 2006, as compared to the first half of 2005. Mexico and Brazil accounted for over 75% of this growth and more than offset an operating income decline in Venezuela and Argentina. Our operating margin decreased 40 basis points to 16.0% in the first half of 2006, mainly driven by the gross margin reduction.

Our consolidated majority net income was Ps. 1,602 million in the first half of 2006 a decrease of 21.3% compared to the first half of 2005, mainly driven by the year to date depreciation of the Mexican peso versus the U.S. dollar, compared to an appreciation during the same period in 2005 as applied to our net liabilities position denominated in foreign currency. EPS were Ps. 0.87 (US$ 0.77 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 28, 2006
20

CONFERENCE CALL INFORMATION

Our second-quarter 2006 Conference Call will be held on: July 26, 2006, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the second quarter of 2006, which ended on June 30, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2006, which exchange rate was Ps. 11.2865 to $1.00.

* * *

(7 pages of tables to follow)

July 28, 2006
21

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of June 30, 2006

Assets	Jun 06		Dec 05

Current Assets
Cash and cash equivalents	Ps.	3,431	Ps.	2,201
Total accounts receivable		2,087		2,684
Inventories		2,595		2,258
Prepaid expenses and other		1,232		837

Total current assets		9,345		7,980

Property, plant and equipment
Property, plant and equipment		33,194		32,750
Accumulated depreciation		-15,021		-14,530
Bottles and cases		1,127		1,079

Total property, plant and equipment, net		19,300		19,299

Investment in shares and other		479		488
Deferred charges, net		1,355		1,381
Intangibles		40,175		39,791

Total Assets	Ps.	70,654	Ps.	68,939

Liabilities and Stockholders’ Equity	Jun 06		Dec 05

Current Liabilities
Short-term bank loans and notes	Ps.	6,874	Ps.	4,513
Interest payable		330		328
Suppliers		4,497		4,789
Other current liabilities		3,439		2,895

Total Current Liabilities		15,140		12,525

Long-term bank loans		14,050		15,766
Pension plan and seniority premium		826		794
Other liabilities		3,705		4,215

Total Liabilities		33,721		33,300

Stockholders’ Equity
Minority interest		1,146		1,249
Majority interest:
Capital stock		2,906		2,906
Additional paid in capital		12,433		12,433
Retained earnings of prior years		21,982		18,705
Net income for the period		1,602		3,961
Cumulative results of holding non-monetary assets		-3,136		-3,615

Total majority interest		35,787		34,390

Total stockholders’ equity		36,933		35,639

Total Liabilities and Equity	Ps.	70,654	Ps.	68,939

July 28, 2006

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	505.9		487.0		3.9%	972.1		924.8		5.1%
Average price per unit case	27.38		27.71		-1.2%	27.31		27.44		-0.5%

Net revenues	14,061		13,494		4.2%	26,947		25,375		6.2%
Other operating revenues	47		86		-45.3%	101		189		-46.6%

Total revenues	14,108	100%	13,580	100%	3.9%	27,048	100%	25,564	100%	5.8%
Cost of sales	7,301	51.8%	6,868	50.6%	6.3%	14,049	51.9%	13,091	51.2%	7.3%

Gross profit	6,807	48.2%	6,713	49.4%	1.4%	12,999	48.1%	12,473	48.8%	4.2%

Operating expenses	4,428	31.4%	4,338	31.9%	2.1%	8,669	32.1%	8,283	32.4%	4.7%

Operating income	2,379	16.9%	2,375	17.5%	0.2%	4,330	16.0%	4,190	16.4%	3.3%

Interest expense	511		590		-13.4%	1,045		1,164		-10.2%
Interest income	86		89		-3.4%	159		153		3.9%
Interest expense, net	425		501		-15.2%	886		1,011		-12.4%
Foreign exchange loss (gain)	437		(230)		-290.0%	622		(244)		-354.9%
Loss (gain) on monetary position	32		24		33.3%	(133)		(166)		-19.9%

Integral cost of financing	894		295		203.1%	1,375		601		128.8%
Other (income) expenses, net	188		125		50.4%	165		260		-36.5%

Income before taxes	1,297		1,955		-33.7%	2,790		3,329		-16.2%
Taxes	561		633		-11.4%	1,098		1,252		-12.3%

Consolidated net income	736		1,322		-44.3%	1,692		2,077		-18.5%

Majority net income	681	4.8%	1,319	9.7%	-48.4%	1,602	5.9%	2,036	8.0%	-21.3%

Minority net income	55		3		N.M.	90		41		119.5%

Operating income	2,379	16.9%	2,375	17.5%	0.2%	4,330	16.0%	4,190	16.4%	3.3%
Depreciation	355		337		5.3%	710		663		7.1%
Amortization and Other non-cash charges (2)	358		304		17.8%	664		593		12.0%

EBITDA (3)	3,092	21.9%	3,016	22.2%	2.5%	5,704	21.1%	5,446	21.3%	4.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

July 28, 2006

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r %	YTD 06	% Rev	YTD 05	% Rev	r %

Sales Volume (million unit cases)	289.2		278.6		3.8%	535.3		506.3		5.7%
Average price per unit case	27.22		28.05		-3.0%	27.24		27.83		-2.1%

Net revenues	7,873		7,815		0.7%	14,584		14,089		3.5%
Other operating revenues	10		20		-50.0%	27		39		-30.8%

Total revenues	7,883	100.0%	7,835	100.0%	0.6%	14,611	100.0%	14,128	100.0%	3.4%
Cost of sales	3,688	46.8%	3,665	46.8%	0.6%	6,855	46.9%	6,704	47.5%	2.3%

Gross profit	4,195	53.2%	4,170	53.2%	0.6%	7,756	53.1%	7,424	52.5%	4.5%

Operating expenses	2,409	30.6%	2,424	30.9%	-0.6%	4,686	32.1%	4,565	32.3%	2.7%

Operating income	1,786	22.7%	1,746	22.3%	2.3%	3,070	21.0%	2,859	20.2%	7.4%
Depreciation, Amortization & Other non-cash charges (2)	454	5.8%	369	4.7%	23.0%	840	5.7%	713	5.0%	17.8%

EBITDA (3)	2,240	28.4%	2,115	27.0%	5.9%	3,910	26.8%	3,572	25.3%	9.5%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r %	YTD 06	% Rev	YTD 05	% Rev	r %

Sales Volume (million unit cases)	30.3		28.0		8.2%	58.6		54.1		8.3%
Average price per unit case	35.21		33.54		5.0%	34.59		34.27		0.9%

Net revenues	1,067		939		13.6%	2,027		1,854		9.3%
Other operating revenues	10		1		900.0%	20		2		900.0%

Total revenues	1,077	100.0%	940	100.0%	14.6%	2,047	100.0%	1,856	100.0%	10.3%
Cost of sales	577	53.6%	479	51.0%	20.5%	1,099	53.7%	953	51.3%	15.3%

Gross profit	500	46.4%	461	49.0%	8.5%	948	46.3%	903	48.7%	5.0%

Operating expenses	345	32.0%	337	35.9%	2.4%	673	32.9%	659	35.5%	2.1%

Operating income	155	14.4%	124	13.2%	25.0%	275	13.4%	244	13.1%	12.7%
Depreciation, Amortization & Other non-cash charges (2)	59	5.5%	58	6.2%	1.7%	115	5.6%	119	6.4%	-3.4%

EBITDA (3)	214	19.9%	182	19.4%	17.6%	390	19.1%	363	19.6%	7.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2006

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r %	YTD 06	% Rev	YTD 05	% Rev	r %

Sales Volume (million unit cases)	45.3		44.5		1.8%	87.3		86.6		0.8%
Average price per unit case	24.77		24.54		0.9%	25.01		24.55		1.9%

Net revenues	1,122		1,092		2.7%	2,183		2,126		2.7%
Other operating revenues	2		—		N.M.	2		—		N.M.

Total revenues	1,124	100.0%	1,092	100.0%	2.9%	2,185	100.0%	2,126	100.0%	2.8%
Cost of sales	634	56.4%	611	56.0%	3.8%	1,224	56.0%	1,184	55.7%	3.4%

Gross profit	490	43.6%	481	44.0%	1.9%	961	44.0%	942	44.3%	2.0%

Operating expenses	379	33.7%	382	35.0%	-0.8%	748	34.2%	752	35.4%	-0.5%

Operating income	111	9.9%	99	9.1%	12.1%	213	9.7%	190	8.9%	12.1%
Depreciation, Amortization & Other non-cash charges (2)	56	5.0%	73	6.7%	-23.3%	120	5.5%	141	6.6%	-14.9%

EBITDA (3)	167	14.9%	172	15.8%	-2.9%	333	15.2%	331	15.6%	0.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r %	YTD 06	% Rev	YTD 05	% Rev	r %

Sales Volume (million unit cases)	44.2		45.3		-2.4%	85.2		85.7		-0.6%
Average price per unit case	34.14		31.96		6.8%	33.98		31.93		6.4%

Net revenues	1,509		1,448		4.2%	2,895		2,736		5.8%
Other operating revenues	4		1		N.M.	8		2		N.M.

Total revenues	1,513	100.0%	1,449	100.0%	4.4%	2,903	100.0%	2,738	100.0%	6.0%
Cost of sales	932	61.6%	854	58.9%	9.1%	1,788	61.6%	1,606	58.7%	11.3%

Gross profit	581	38.4%	595	41.1%	-2.4%	1,115	38.4%	1,132	41.3%	-1.5%

Operating expenses	559	36.9%	530	36.6%	5.5%	1,078	37.1%	988	36.1%	9.1%

Operating income	22	1.5%	65	4.5%	-66.2%	37	1.3%	144	5.3%	-74.3%
Depreciation, Amortization & Other non-cash charges (2)	70	4.6%	69	4.8%	1.4%	142	4.9%	133	4.9%	6.8%

EBITDA (3)	92	6.1%	134	9.2%	-31.3%	179	6.2%	277	10.1%	-35.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2006

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	r %	YTD 06	% Rev	YTD 05	% Rev	r %

Sales Volume (million unit cases)	36.7		32.1		14.3%	77.7		71.5		8.7%
Average price per unit case	19.16		19.84		-3.5%	19.05		19.75		-3.5%

Net revenues	703		637		10.4%	1,480		1,412		4.8%
Other operating revenues	12		19		-36.8%	23		58		-60.3%

Total revenues	715	100.0%	656	100.0%	9.0%	1,503	100.0%	1,470	100.0%	2.2%
Cost of sales	430	60.1%	405	61.7%	6.2%	905	60.2%	907	61.7%	-0.2%

Gross profit	285	39.9%	251	38.3%	13.5%	598	39.8%	563	38.3%	6.2%

Operating expenses	206	28.8%	171	26.1%	20.5%	411	27.3%	347	23.6%	18.4%

Operating income	79	11.0%	80	12.2%	-1.3%	187	12.4%	216	14.7%	-13.4%
Depreciation, Amortization & Other non-cash charges (2)	40	5.6%	36	5.5%	11.1%	81	5.4%	71	4.8%	14.1%

EBITDA (3)	119	16.6%	116	17.7%	2.6%	268	17.8%	287	19.5%	-6.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06 (2)	% Rev	2Q 05 (3)	% Rev	r %	YTD 06(2)	% Rev	YTD 05 (3)	% Rev	r %

Sales Volume (million unit cases)	60.2		58.5		2.9%	128.0		120.6		6.1%
Average price per unit case	26.26		26.72		-1.7%	26.40		26.19		0.8%

Net revenues	1,788		1,563		14.4%	3,777		3,158		19.6%
Other operating revenues	8		43		-81.4%	22		88		-75.0%

Total revenues	1,796	100.0%	1,606	100.0%	11.8%	3,799	100.0%	3,246	100.0%	17.0%
Cost of sales	1,040	57.9%	855	53.2%	21.6%	2,178	57.3%	1,740	53.6%	25.2%

Gross profit	756	42.1%	751	46.8%	0.7%	1,621	42.7%	1,506	46.4%	7.6%

Operating expenses	530	29.5%	531	33.1%	-0.2%	1,073	28.2%	1,029	31.7%	4.3%

Operating income	226	12.6%	220	13.7%	2.7%	548	14.4%	477	14.7%	14.9%
Depreciation, Amortization & Other non-cash charges (4)	34	1.9%	37	2.3%	-8.1%	77	2.0%	79	2.4%	-2.5%

EBITDA (5)	260	14.5%	257	16.0%	1.2%	625	16.5%	556	17.1%	12.4%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2006

SELECTED INFORMATION

For the three months ended June 30, 2006 and 2005

Expressed in million of Mexican pesos as of June 30, 2006

	2Q 05	2Q 06

Capex	401.5	755.3
Depreciation	336.7	354.8
Amortization & Other non-cash charges	304.1	358.1

VOLUME
Expressed in million unit cases

	2Q 05				2Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	216.3	60.6	1.7	278.6	228.3	58.6	2.3	289.2
Central America	26.2	1.2	0.6	28.0	27.5	1.3	1.5	30.3
Colombia	39.1	5.3	0.1	44.5	39.9	5.3	0.1	45.3
Venezuela	38.8	4.2	2.3	45.3	38.3	3.9	2.0	44.2
Brazil	54.0	3.9	0.6	58.5	55.7	3.9	0.6	60.2
Argentina	31.1	0.6	0.4	32.1	35.7	0.5	0.5	36.7

Total	405.5	75.8	5.7	487.0	425.4	73.5	7.0	505.9

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	2Q 05				2Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.3	56.3	1.1	16.3	26.1	58.5	0.3	15.2
Central America	43.4	52.6	3.9	—	35.6	60.6	3.8	—
Colombia	41.0	49.7	3.3	6.1	37.1	54.3	3.0	5.5
Venezuela	22.2	71.4	3.0	3.4	18.1	76.4	3.3	2.2
Brazil	7.8	88.7	3.5	—	9.1	87.4	3.5	—
Argentina	27.5	68.9	3.6	—	25.9	70.9	3.2	—

For the six months ended June 30, 2006 and 2005

Expressed in million of Mexican pesos as of June 30, 2006

	YTD 05	YTD 06

Capex	596.3	1,119.5
Depreciation	662.9	709.7
Amortization & Other non-cash charges	592.6	664.2

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	398.5	104.9	2.9	506.3	423.8	107.2	4.3	535.3
Central America	50.7	2.4	1.0	54.1	52.7	2.6	3.3	58.6
Colombia	75.8	10.7	0.1	86.6	76.6	10.6	0.1	87.3
Venezuela	73.8	7.7	4.2	85.7	73.7	7.4	4.1	85.2
Brazil	111.1	8.4	1.1	120.6	117.0	9.8	1.2	128.0
Argentina	69.5	1.2	0.8	71.5	75.5	1.1	1.1	77.7

Total	779.4	135.3	10.1	924.8	819.3	138.7	14.1	972.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.0	56.0	1.0	16.0	26.1	58.4	0.3	15.2
Central America	44.0	52.0	4.0	—	35.4	60.7	3.9	—
Colombia	42.0	49.0	3.0	6.0	38.0	53.0	3.2	5.8
Venezuela	22.0	72.0	3.0	3.0	18.2	76.0	3.4	2.4
Brazil	7.0	90.0	3.0	—	9.6	86.9	3.5	—
Argentina	26.0	71.0	3.0	—	25.9	70.9	3.2	—

July 28, 2006

June 2006
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)

	LTM	YTD	2Q 06	Jun 06	Jun 05	Dec 05

Mexico	3.18%	0.65%	-0.21%	11.3973	10.7645	10.7109
Colombia	3.94%	3.02%	1.08%	2,633.1200	2,331.8100	2,284.2200
Venezuela	11.79%	5.53%	4.15%	2,150.0000	2,150.0000	2,150.0000
Argentina	11.02%	4.36%	1.94%	3.0860	2.8900	3.0320
Brazil	3.19%	2.40%	0.22%	2.1643	2.3504	2.3407

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

July 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer

Date:  July 28, 2006